U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

April 10, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                        Page 1 of 2


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)             Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------             or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-             Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title    Shares
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible Senior          $0.9250     04/10/03                  J(2)       1               Immed.   3/31/06    Common   156,858
Secured Debentures                                                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
---------------------------------------------------------
See Note     14               I               See Note (1)
(2) under                                     under
Explanation                                   Explanation
of                                            of Responses
Responses                                     below.
below.
---------------------------------------------------------

=========================================================

Explanation of Responses:

(1)  The securities of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners,
     L.P. ("Strategic Partners"). Strategic Partners holds, as of the date of this Form 4, 3,649,461 shares of Common Stock of the
     Company ("Common Stock") as well as Options for Common Stock ("Options") and 5% Convertible Senior Secured Debentures
     ("Debentures") presently convertible into 30,000 shares of Common Stock and 19,082,642 shares of Common Stock, respectively.
     Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any shares of Common Stock, Options or
     Debentures. In accordance with Instruction 4(b)(iv), the entire number of such shares, Options and Debentures held by Strategic
     Partners, related to the transactions reported on this Form 4, is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934,
     except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Strategic
     Partners.

(2)  The Debenture to which this note relates, in the principal amount of $145,094, was received as interest payment on pre-existing
     Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into 156,858 shares of
     Common Stock of Halsey, reflecting a conversion price of $0.9250 per share of Common Stock. The Debenture to which this note relates is dated April 1, 2003, however it was not received by Strategic Partners until April 10, 2003.


/s/ Larry N. Feinberg                                        April 14, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Lary N. Feinberg, as managing member of
Oracle Strategic Capital, L.L.C., the general partner of Oracle Strategic Partners, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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